SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February, 2026

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL CNPJ No. 76.483.817/0001-20 PUBLIC COMPANY CVM Registration No. 1431-1 NIRE 41300036535 CERTIFICATE OF THE MINUTES OF THE 270TH ORDINARY MEETING OF THE BOARD OF DIRECTORS I certify, for all intents and purposes, that on January 28, 2026, at 8:30 a.m., at Rua José Izidoro Biazetto, 158 - Bloco A - Curitiba, PR, the undersigned members of the Board of Directors met to decide on the matters set forth on the agenda of this meeting. Mr. Marcel Martins Malczewski, Chairman of the Board, reported that Mr. Augusto Cezar Tavares Baião submitted his letter of resignation from the Board of Directors on January 7, 2026. He then greeted everyone and invited me, Isabel Zaiczuk Raggio, to act as secretary for the meeting. Among other matters, the Board of Directors decided on: 01. AMENDMENT TO THE INTERNAL REGULATIONS OF THE STATUTORY COMMITTEES - Mr. Vicente Loiácono Neto, Director of Governance, Risk, and Compliance, accompanied by his team, presented a proposal to update the Company's documents after it was listed on B3 Novo Mercado, as follows: (i) simplification of the Internal Regulations of the Board of Directors and the Statutory Audit Committee; and (ii) simplification and unification of the Internal Regulations of the People Committee, the Investment and Innovation Committee, and the Sustainable Development Committee. Next, the members of the Statutory Audit Committee were heard, who reported that they had analyzed the matter at their 323rd Meeting, on January 27, 2026, and recommended its approval to this Board. After reviewing the matter, provided the necessary clarifications, and considering the favorable recommendation of the Executive Board, issued at its 2656th Meeting, on January 22, 2026, as well as that of the Statutory Audit Committee, as recorded above, the Board of Directors unanimously decided to approve the proposal to simplify the Internal Regulations of the Board of Directors and the Statutory Audit Committee and to unify the Internal Regulations of the People Committee, the Investment and Innovation Committee, and the Sustainable Development Committee under the terms presented, as recorded in the documentation made available, which is kept by the Department of Secretariat. ------------------ The other matters dealt with at this meeting have been omitted from this certificate, out of legitimate caution, supported by the Administration’s duty of secrecy, in accordance with the caption of article 155 of Law no. 6.404/76, since they relate to interests that are merely internal to the Company, and therefore fall outside the scope of the rule contained in paragraph 1 of article 142 of the aforementioned Law. Attendance: MARCEL MARTINS MALCZEWSKI (Chairman); GERALDO CORRÊA DE LYRA JUNIOR; JACILDO LARA MARTINS; MARCO ANTÔNIO BARBOSA CÂNDIDO; MOACIR CARLOS BERTOL; PEDRO FRANCO SALES; RAUL ALMEIDA CADENA; VIVIANE ISABELA DE OLIVEIRA MARTINS; and ISABEL ZAICZUK RAGGIO (Secretary). ISABEL ZAICZUK RAGGIO Copel’s Secretary of Governance

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date February 6, 2026

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.